UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-42259

JBDI HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporate or organization)

34 Gul Crescent

Singapore 629538

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

Stock Purchase Agreement

On September 14, 2026, JBDI Holdings Limited (the “Company”) entered into a stock purchase agreement(the “SPA”) with the sellers listed in Annex I thereto (each a “Seller”, collectively the “Sellers”) with respect to the acquisition of the entire issued share capital of Club Versante Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Target Company”) for an aggregate consideration of $20,000,000.00, which shall be settled by the Company issuing unsecured convertible promissory notes to the Sellers of the same amount.

The Target Company is a Canada based restaurant group operating 3 restaurants and bars, namely a full-service restaurant, a Whisky bar and a lounge offering a variety of cuisines and liquors under a portfolio of brands.

The consideration payable under the SPA will consist of convertible promissory notes issued by the Company in the aggregate original principal amount of $20,000,000.00, to be issued to the Sellers (the “Notes”). The Notes will be issued pursuant to a note purchase agreement (the “NPA”) with the Sellers. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes will have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes.

Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Conversion Shares”) at the price of $1.00 per ordinary share of the Company. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of the Company’s shares then issued and outstanding.

The closing of the acquisition contemplated under the SPA, and the execution of the NPA and the issuance of the Notes, are subject to certain conditions, including the approval of Nasdaq. The Company expects that the transaction will close within a month of the signing date of the SPA. The Company makes no assurances that the transaction will close, or will close within the expected timeframe.

The foregoing descriptions of the SPA does not purport to be complete and is qualified in their entirety by reference to the SPA, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference.

Exhibit No.	Description
10.1*	Stock Purchase Agreement, dated September 14, 2026, by and among the Company, the Sellers listed in Annex I thereto, and Club Versante Group Limited

* Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2026	JBDI HOLDINGS LIMITED

	By:	/s/ Lim Chwee Poh
Lim Chwee Poh
Executive Director and Principal Executive Officer